
<ARTICLE> 5
<MULTIPLIER> 1,000

<PERIOD-TYPE>                   3-MOS
<FISCAL-YEAR-END>                          DEC-31-1997
<PERIOD-START>                             JAN-01-1997
<PERIOD-END>                               MAR-30-1997
<CASH>                                           5,763
<SECURITIES>                                         0
<RECEIVABLES>                                   53,889
<ALLOWANCES>                                     5,540
<INVENTORY>                                     86,640
<CURRENT-ASSETS>                               173,449
<PP&E>                                         134,613
<DEPRECIATION>                                  61,469
<TOTAL-ASSETS>                                 276,289
<CURRENT-LIABILITIES>                           82,570
<BONDS>                                        129,500
<PREFERRED-MANDATORY>                                0
<PREFERRED>                                          0
<COMMON>                                           137
<OTHER-SE>                                      55,528
<TOTAL-LIABILITY-AND-EQUITY>                   276,289
<SALES>                                        122,668
<TOTAL-REVENUES>                               135,736<F1>
<CGS>                                           74,152
<TOTAL-COSTS>                                  108,883
<OTHER-EXPENSES>                                 (119)
<LOSS-PROVISION>                                    83
<INTEREST-EXPENSE>                               3,226
<INCOME-PRETAX>                                 23,746
<INCOME-TAX>                                     9,694
<INCOME-CONTINUING>                                  0
<DISCONTINUED>                                       0
<EXTRAORDINARY>                                      0
<CHANGES>                                      (3,961)<F2>
<NET-INCOME>                                    18,013
<EPS-PRIMARY>                                     0.42<F3>
<EPS-DILUTED>                                        0

<F1>Includes net royalties of $13.1 million.
<F2>Includes $4.0 million of income due to a change in accounting method. Effective
January 1, 1997, the Company changed its method of accounting for product display fixtures located in its wholesale customers' retail stores, whereby the costs for such fixtures will be capitalized and amortized over five years over the straight-line method. In previous years, these costs had been expensed as incurred. The Company believes that this new method will more closely match the long-term benefit that the product display fixtures provide with the expected future revenue from such fixtures. The new method has been applied retroactively to product display fixture acquisitions of prior years. The effect of the change on the quarter ended March 30, 1997 was to increase earnings by approximately $.2 million (or $0.00 per share), excluding the cumulative effect of the change in accounting principle. The cumulative effect of the change in accounting principle of $4.0 million or $0.09 per share (after reduction for income tax expense of $2.7 million) is included in earnings for the quarter ended March 30, 1997.
<F3>Earnings per share include the effect of a one-time change in accounting principle, which was equivalent to $0.09 per share. Earnings per share, excluding the effect of the accounting change, was $0.33 per share.

